

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2018

Benjamin W. Hulburt
President and Chief Executive Officer
Eclipse Resources Corporation
2121 Old Gatesburg Rd, Suite 110
State College, PA 16803

Re: Eclipse Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 2, 2018
File No. 1-36511

Dear Mr. Hulburt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Business and Properties
Activity, page 1

1.   Revise the disclosure relating to the gross operated and non-operated wells to separately provide the total gross and total net productive oil wells and gas wells as of a reasonably current date or as of the end of the current fiscal year. Refer to disclosure requirements of Item 1208(a) and the definition of a productive well under Item 1208(c)(3) of Regulation S-K.

Proved Undeveloped Reserves (PUDs), page 10

2.   Expand the disclosure relating to your proved undeveloped reserves to explain the reasons why material amounts of the proved undeveloped reserves disclosed as of December 31,

2017 will not be converted to developed status within five years of your initial disclosure of such reserves in a filing made with the United States Securities and Exchange Commission. Refer to Item 1203(d) of Regulation S-K.

Production and Price History, page 11

3.	Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for individual fields and/or geological formations that contain 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.

Supplemental Oil and Natural Gas Information (Unaudited)
Reserve Quantity Information, page F-33

4.	Expand the disclosure of proved reserves to additionally provide the net quantities, by individual product type, of proved developed and proved undeveloped reserves at the beginning of the year ended December 31, 2015. Refer to FASB ASC paragraph 932-235-50-4.

5.	Expand your disclosure of the changes in total proved reserves to provide an appropriate narrative explanation of the significant changes related to each line item other than production for each period presented. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a significant change so that the change in net reserves between periods is fully explained. Expand the disclosure relating to revisions in the previous estimates of your reserves to identify such factors as changes caused by commodity prices and/or well performance. Refer to FASB ASC 932-235-50-5.

Exhibits

6.	With respect to Exhibit 99.1, provide us with a reconciliation of the expenses for firm transportation disclosed on page 62 and such costs included in the determination of economic producibility of the proved reserves disclosed in Exhibit 99.1 as of December 31, 2017. To the extent that there are material differences in such costs, provide us with a reasonably detailed explanation for the difference(s). Refer to Rule 4-10(a)(10) of Regulation S-X and FASB ASC 932-235-10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Natural Resources